1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date September 30, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

A LITIGATION INVOLVING YANZHOU COAL

MINING COMPANY LIMITED

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) has recently received the Acceptance Notice from the Higher People’s Court of Shandong Province. The Higher People’s Court of Shandong Province has accepted the litigation on contract dispute between the Company and Zoucheng Branch of China Construction Bank Corporation (“CCB Zoucheng Branch” or the “Defendant”). Relevant information is hereby announced as follows:

1.    Basic information of the litigation

In September 2016, the Company brought a civil litigation against CCB Zoucheng Branch on contract dispute at the Higher People’s Court of Shandong Province, requiring the CCB Zoucheng Branch to undertake civil liabilities for breach of contract. The Company has recently received the Acceptance Notice ([2016] Lu Min Chu No. 123) from the Higher People’s Court of Shandong Province.

2.    Basic information of the case

In August 2010, the Company and CCB Zoucheng Branch entered into the deposit agreement of bank’s acceptance bills, pursuant to which CCB Zoucheng Branch shall provide Yanzhou Coal with services for deposit of bank’s acceptance bills and collection of bills upon due. As at the date on which the Company brought the litigation, amongst the bills delivered by the Company to the Defendant for deposit and collection, bills amounting to RMB418,522,017.30 in aggregation have not been paid to the Company’s account.

As such, the Company sued the Defendant in court to require the payment for the abovementioned bills at the amount of RMB418,522,017.30 and the overdue payment interests amounting to RMB51,955,602.33 (as at 20 September 2016) to the Company and additionally, the litigation costs of the case shall be borne by the Defendant.

3.    Impact of the litigation on the profit of the period and afterwards of the Company

As the first instance has not yet heard by the court, the Company is currently unable to estimate the impact of the litigation on the profit of the period and afterwards of the Company. The Company will announce updates regarding relevant matters in a timely manner. The Company hereby respectively warns that the investors shall mind the risks of investments.

By order of the Board
Yanzhou Coal Mining Company Limited

Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

30 September 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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